CHINAWE.COM INC.
Room 1208, Block A
Fuk Keung Industrial Building
66-68 Tong Mei Road
Kowloon, Hong Kong
October 11, 2011
Mark Webb, Esq.
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chinawe.com Inc.- Form 10-K for the Year Ended December 31, 2010, Filed March 30, 2011, File No. 000-29169
Dear Mr. Webb:
Chinawe.com Inc. (the “Company”) hereby responds to your letter of September 26, 2011 as follows:
Item 1. Business, page 1
1.
The use of the date “March 27, 2010” in the Company’s Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2011 and June 30, 2011 was in error. Going forward, we will make sure that the correct date of “March 27, 2009” will be used. Should the Staff of the Securities and Exchange Commission decide that an amendment to the Company’s Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2011 and June 30, 2011 to correct the error be appropriate, the Company will be pleased to comply.

2.
The Company had retained a U.S.-based accounting firm that it had not previously worked with to prepare the needed reports so as to regain compliance in the State of California. Unfortunately, such accounting firm did not perform any of the needed work with the result that the Company had to terminate the accounting firm and seek a refund of the engagement fee previously paid to such accounting firm.

The Company had been in preliminary negotiations with an investor to combine such investor’s business with the Company. Unfortunately, due to current investment conditions in China, the investor has decided not to move forward with such transaction. In light of this event, the Company is re-evaluating its plans to regain good standing prior to any recommencement of its operations. The Company is also considering terminating its registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, and listing on the “Pink Sheets.” To the extent that such termination is not effectuated by the due date for filing the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2011 (the “Next Filing”), the Company will disclose such possibility in the Next Filing.

In accordance with your request, this is to acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention to this matter. Please do not hesitate to contact me for anu fuether information.

Very truly yours, CHINAWE.COM INC.
By:	/s/ Man Keung Wai
Man Keung Wai
Chief Executive Officer

cc:	Joel I. Frank, Esq., Wilk Auslander LLP